Silicon Motion Announces Preliminary Third Quarter 2014 Revenue and Earnings Conference Call Details

Taipei, Taiwan, October 7, 2014 – Silicon Motion Technology Corporation (NasdaqGS: SIMO) (“Silicon Motion” or the “Company”), a global leader in designing and marketing NAND flash controllers for solid state storage devices and specialty RF IC solutions for mobile devices, announces that based upon its preliminary financial results, sequential revenue growth for the third quarter is expected to be in the 23 to 25% range, above the Company’s original guidance range of 15 to 20% sequential growth issued on July 29, 2014. Gross margin (non-GAAP) is expected to be in the 52 to 53% range, above the Company’s original guidance range of 50 to 52%.

The Company will release its full third quarter 2014 results after the market closes on October 29, 2014. The Company will host a conference call on October 30, at 8 am Eastern Time, to discuss its results.

(Speakers)

Wallace Kou, President & CEO

Riyadh Lai, CFO

Jason Tsai, Director of Investor Relations and Strategy

CONFERENCE CALL ACCESS NUMBERS:

USA (Toll Free): USA (Toll): Taiwan (Toll Free) Participant Passcode:	1 800 742 9301 1 845 507 1610 0080 161 5198 1433 5250

REPLAY NUMBERS (for 7 days):

USA (Toll Free): USA (Toll): Participant Passcode:	1 855 452 5696 1 646 254 3697 1433 5250

This call will be webcasted on the Company’s website at www.siliconmotion.com. The webcast will also be distributed through the Thomson Reuters StreetEvents Network to both institutional and individual investors.

ABOUT SILICON MOTION:

We are a fabless semiconductor company that designs, develops and markets high performance, low-power semiconductor solutions to OEMs and other customers in the mobile storage and mobile communications markets. For the mobile storage market, our key products are microcontrollers used in solid state storage devices such as SSDs, eMMCs and other embedded flash applications, as well as removable storage products. For the mobile communications market, our key products are LTE transceivers and mobile TV IC solutions. Our products are widely used in smartphones, tablets, PCs, and industrial and commercial applications. For further information on Silicon Motion, visit www.siliconmotion.com.

FORWARD-LOOKING STATEMENTS:

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends or our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to the unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from these customers; general economic conditions or conditions in the semiconductor or consumer electronics markets including any effects of the general global economic slowdown beginning in 2007; decreases in the overall average selling prices of our products; the payment or non-payment of cash dividends in the future at the discretion of our board of directors; changes in the relative sales mix of our products; demand, adoption and sales of our New Growth Products; the effect, if any, on the price of our ADS as a result of the implementation, if at all, of the announced share repurchase program; changes in our cost of finished goods; the availability, pricing, and timeliness of delivery of other components and raw materials used in our customers’ products; our customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions, including the general global economic slowdown which began in 2007 as it effects the Company, its customers and consumers; our ability to successfully develop, introduce, and sell new or enhanced products in a timely manner; and the timing of new product announcements or introductions by us or by our competitors. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed on April 30, 2014. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Investor Contacts:

Jason Tsai Director of IR and Strategy Tel: +1 408 519 7259 Fax: +1 408 519 7101 E-mail: ir@siliconmotion.com	Selina Hsieh Investor Relations Tel: +886 3 552 6888 x2311 Fax: +886 3 560 0336 E-mail: ir@siliconmotion.com